

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

David Koos
Chief Executive Officer
Regen BioPharma Inc.
4700 Spring Street, Suite 304
La Mesa, CA 91942

  Re: Regen BioPharma Inc.
    Registration Statement on Form S-1
    Filed September 25, 2023
    File No. 333-274675

Dear David Koos:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Dillon Hagius at 202-551-7967 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences